

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2023

Rose Sparks
Chief Financial Officer
FutureFuel Corp.
8235 Forsyth Blvd., Suite 400
St Louis, Missouri 63105

      Re: FutureFuel Corp.
         Form 10-K For the fiscal year ended December 31, 2022
         Filed March 14, 2023
         File No. 001-35103

Dear Rose Sparks:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Industrial Applications and Services